FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 - Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC.

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: October 29, 2009

Exhibit 99.1

China Medical Technologies to Hold its Annual General Meeting on November 16, 2009

Beijing, October 28, 2009 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced that the Company will hold its annual general meeting of shareholders at the Company’s office at 24 Yong Chang North Road, Beijing Economic-Technological Development Area, Beijing 100176, the People’s Republic of China on November 16, 2009 at 9:00 a.m., local time. Holders of record of ordinary shares of the Company at the close of business on October 2, 2009 are entitled to vote at the annual general meeting or any adjournment thereof in person or by proxy. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares should follow the instructions that they receive from the depositary of the Company’s ADS program, Citibank, N.A.

The notice of the annual general meeting, form of proxy card and the proxy statement that sets forth the proposal to be submitted for shareholders’ approval at the meeting are available on the Company’s Investor Relations website at http://ir.chinameditech.com. The Company has filed its annual report, including its audited consolidated financial statements for the fiscal year ended March 31, 2009, on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report on Form 20-F can be accessed on the above-mentioned website of the Company, as well as on the SEC’s website at http://www.sec.gov. Shareholders and ADS holders can request a hard copy of the Company’s annual report, free of charge, by email to IR@chinameditech.com.

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic (IVD) products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

Contact

Winnie Yam

Tel: 852-2511-9808

Email: IR@chinameditech.com